EXHIBIT 18
February 20, 2015

ManTech International Corporation
12015 Lee Jackson Highway
Fairfax, Virginia 22033

Dear Sirs/Madams:

We have audited the consolidated financial statements of ManTech International Corporation as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 20, 2015, which expresses an unqualified opinion. Note 7 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2014 of the change in date for the annual impairment test for goodwill from June 30 to October 31. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,
/s/    DELOITTE & TOUCHE LLP
McLean, Virginia